Filed Pursuant to Rule 433
Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated June 24, 2008

Units
*Accelerated Return Notes*SM
*Linked to the Dow Jones – AIG Commodity Index*SM *– Excess Return due October , 2009*
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

*Expected Pricing Date**	*August , 2008*
*Settlement Date**	*August , 2008*
*Maturity Date**	*October , 2009*
CUSIP No.	

Accelerated Return NotesSM

- *3-to-1 upside exposure, subject to a cap of 20% to 24%*
- *A maturity of approximately 14 months*
- *1-to-1 downside exposure, with no downside limit*
- *No periodic interest payments*
- *No listing on any securities exchange*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page PS-4 of product supplement ARN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in July or August 2008, the settlement date may occur in July or August 2008 and the maturity date may occur in September or October 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Dow Jones,” “AIG” and “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. or American International Group, Inc., and none of Dow Jones, AIG International Inc. or American International Group, Inc. makes any representation regarding the advisability of investing in the Notes.

Merrill Lynch & Co.

August     , 2008

Summary

The Accelerated Return NotesSM Linked to the Dow Jones-AIG Commodity IndexSM – Excess Return due October     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones-AIG Commodity IndexSM – Excess Return (Bloomberg, L.P. index symbol “DJAIG <Index>“) (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 22%, the midpoint of the range of 20% and 24%. The green line reflects the hypothetical returns on the Notes, while the gray dashed-line reflects the hypothetical returns of an investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 227.993, the closing level of the Index on June 16, 2008, and a Capped Value of $12.20, the midpoint of the range of $12.00 and $12.40.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 227.993

Hypothetical Ending Value: 182.394

$10 ×	(182.394)	= $8.00
227.993

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the hypothetical Starting Value:

Hypothetical Starting Value: 227.993

Hypothetical Ending Value: 234.833

$10 +	($30 ×	(234.833 – 227.993))	= $10.90
227.993

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 227.993

Hypothetical Ending Value: 273.592

$10 +	($30 ×	(273.592 – 227.993))	= $16.00
227.993

Payment at maturity (per unit) = $12.20         (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 227.993 (the closing level of the Index on June 16, 2008) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪	the pretax annualized rate of return of a hypothetical investment in the Index Components (as defined below) included in the Index.

The table below assumes a Capped Value of $12.20, the midpoint of the range of $12.00 and $12.40.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index Components (1)(2)
113.997	-50.00%	$5.00	-50.00%	-52.04%	-52.04%
136.796	-40.00%	$6.00	-40.00%	-39.83%	-39.83%
159.595	-30.00%	$7.00	-30.00%	-28.73%	-28.73%
182.394	-20.00%	$8.00	-20.00%	-18.49%	-18.49%
205.194	-10.00%	$9.00	-10.00%	-8.96%	-8.96%
209.754	-8.00%	$9.20	-8.00%	-7.12%	-7.12%
214.313	-6.00%	$9.40	-6.00%	-5.31%	-5.31%
218.873	-4.00%	$9.60	-4.00%	-3.52%	-3.52%
223.433	-2.00%	$9.80	-2.00%	-1.75%	-1.75%
227.993 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
232.553	2.00%	$10.60	6.00%	5.13%	1.73%
237.113	4.00%	$11.20	12.00%	10.10%	3.44%
241.673	6.00%	$11.80	18.00%	14.92%	5.13%
246.232	8.00%	$12.20 (4)	22.00%	18.06%	6.81%
250.792	10.00%	$12.20	22.00%	18.06%	8.46%
273.592	20.00%	$12.20	22.00%	18.06%	16.50%
296.391	30.00%	$12.20	22.00%	18.06%	24.17%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 23, 2008 to August 17, 2009, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on June 16, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.20 (the midpoint of the range of $12.00 and $12.40).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the Index Components.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Exchange rate movements may impact the value of the Notes.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in the Index.

▪	Trading in the Index Components can be volatile based on a number of factors that we cannot control.

▪	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the CFTC.

▪	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Additional Risk Factors

Certain commodity prices have recently been at historical highs and there is no assurance that such price levels will be sustained or repeated.

The price levels of certain types of commodities, particularly energy products, have recently been at historic highs, which tends to increase the level of the Index. There can be no assurance that these price levels will be sustained or repeated in future periods, and the level of the Index could decline in the future.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, approximately 39% of the component commodities of the Index are energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline. Two other sectors each represent over 15% of the component commodities of the Index. See “The Index” below.

The Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total ReturnSM

The Notes are linked to the Dow Jones-AIG Commodity Index, and not the Dow Jones-AIG Commodity Index Total Return. The Dow Jones-AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return, the return from an investment in the Notes will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 20% and 24%.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Pricing Date Market Disruption Calculation

In the event a Market Disruption Event occurs on the Pricing Date, the Calculation Agent will establish an initial value for the Index (the “Initial Index Level”) and the Starting Value pursuant to the following “Pricing Date Market Disruption Calculation”:

(1)	With respect to each commodity or futures contract, the value of which is tracked by the Index and which is not affected by the Market Disruption Event (an “Unaffected Component”), both the Initial Index Level and the Starting Value will be based on the exchange published settlement price of such Unaffected Component on the Pricing Date.

(2)	With respect to each commodity or futures contract, the value of which is tracked by the Index and which is affected by a Market Disruption Event (an “Affected Component”):

(a)	the Calculation Agent will establish the Initial Index level on the Pricing Date based on (i) the above-referenced settlement price of each Unaffected Component and (ii) the last exchange published settlement price for each Affected Component on the Pricing Date;

(b)	the Calculation Agent will adjust the Initial Index Level for purposes of determining the Starting Value based on the exchange published settlement price of each Affected Component on the first day following the Pricing Date on which no Market Disruption Event occurs with respect to such Affected Component. In the event that a Market Disruption Event occurs with respect to any Affected Component on each Market Measure Business Day to and including the third scheduled Market Measure Business Day following the Pricing Date, the Calculation Agent (not later than the fourth scheduled Market Measure Business Day) will estimate the price of such Affected Component used to determine the Starting Value in a manner that the Calculation Agent considers commercially reasonable under the circumstances; and

(c)	the final term sheet made available in connection with sales of the Notes will set forth the Initial Index Level, a brief statement of the facts relating to the establishment of the Initial Index Level (including a description of the relevant Market Disruption Event(s)), and the Starting Value.

(3)	The Calculation Agent will determine the Initial Index Level by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2), above, using the then current method for calculating the Index. The exchange on which a futures contract included in the Index is traded for purposes of the above definition means the exchange used to value such futures contract for the calculation of the Index.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Dow Jones-AIG Commodity IndexSM

The Index is a proprietary index that was created by Dow Jones & Company, Inc. (“Dow Jones”) and AIG International Inc. to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities that currently comprise the Index (the “Index Commodities”) are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the “LME”).

Effective January 1, 2007, Dow Jones and AIG Financial Products Corp. (“AIG-FP”) replaced the Dow Jones-AIG Oversight Committee with a two-tier oversight structure comprised of the Dow Jones-AIG Commodity Index Supervisory Committee (the “Supervisory Committee”) and the Dow Jones-AIG Commodity Index Advisory Committee (the “Advisory Committee”) to expand the breadth of input into the decision-making process with respect of the Index and to provide a mechanism for more rapid reaction in the event of any market disruption or extraordinary change in market conditions that may affect the Index. The Supervisory Committee is comprised of two members appointed by AIG-FP and one member appointed by Dow Jones, and will make all final decisions relating to the Index, given any advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities.

Information with respect to the Index provided herein are intended to supplement and should be read together with the discussion under the heading “The Dow Jones-AIG Commodity Index” beginning on page IS-53 of the index supplement I-1.

        Current Designated Contracts for Each Index Commodity

The Designated Contracts (as defined in the index supplement I-1) for the Index Commodities included in the Index are traded on the CBOT, the LME, the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weighting of Designated Contract(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	6.75%	LME	25 metric tons
Coffee	Coffee “C” cents/pound	2.49%	CSCE	37,500 lbs
Copper	High Grade Copper(2) cents/pound	6.45%	COMEX	25,000 lbs
Corn	Corn cents/bushel	7.12%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	2.32%	NYCE	50,000 lbs
Crude Oil	Light, Sweet Crude Oil $/barrel	14.79%	NYMEX	1,000 barrels
Gold	Gold $/troy oz.	5.97%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	4.51%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	2.69%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	4.20%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	15.92%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	1.86%	LME	6 metric tons
Silver	Silver cents/troy oz.	2.42%	COMEX	5,000 troy oz.
Soybeans	Soybeans cents/bushel	7.30%	CBOT	5,000 bushels
Soybean Oil	Soybean Oil cents/pound	2.93%	CBOT	60,000 lbs

Sugar	World Sugar No. 11 cents/pound	2.70%	CSCE	112,000 lbs
Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending cents/gallon	4.12%	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	3.66%	CBOT	5,000 bushels
Zinc	Special High Grade Zinc $/metric ton	1.80%	LME	25 metric tons

(1)	Reflects the approximate weightings as of June 16, 2008 of the nineteen commodities currently included in the Index.

(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX for Copper contract prices and LME volume data in determining the weighting for the Index.

The following is a list of the DJ-AIG Commodity Index Commodities included in the Dow Jones-AIG Commodity Index for 2008, as well as their respective Commodity Index Multipliers for 2008:

Index Commodity	2008 Commodity Dow Jones-AIG Commodity Index Multiplier
Aluminum	0.10645781
Coffee	84.120443
Copper	82.54348926
Corn	44.7310438
Cotton	132.43156928
Crude Oil	5.105325830
Gold	0.31597088
Heating Oil	54.36015533
Lean Hogs	168.46568907
Live Cattle	190.25365903
Natural Gas	57.15082625
Nickel	0.00365076
Silver	6.55442858
Soybeans	22.47835932
Soybean Oil	204.03994223
Sugar	1031.60874052
Unleaded Gasoline	56.53635029
Wheat	19.18098866
Zinc	0.04488315

Commodity Groups

The weightings by Index Commodity Groups are as follows:

Dow Jones-AIG Commodity Index Weighting by Commodity Group as of June 16, 2008
Base Metals	16.86%
Energy	39.34%
Grains	18.08%
Precious Metals	8.39%
Livestock	6.89%
Softs	7.51%
Vegetable Oil	2.93%

The following graph sets forth the historical performance of the Index in the period from January 2003 through May 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 16, 2008, the closing level of the Index was 227.99.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-4 dated November 27, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507253700/d424b2.htm

▪	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.